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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*

                                    DDI CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    233162106
                  --------------------------------------------
                                 (CUSIP Number)

                                 April 11, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[___]   Rule 13d-1(b)

[___]   Rule 13d-1(c)

[ X ]   Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: DDi Corp.                                          CUSIP NO.: 233162106
                                                           -------

-------------------------------------------------------------------------------

1.   Names of Reporting  Persons.
     I.R.S.  Identification  Nos. of above persons (entities only).

     J.P. Morgan Partners (23A SBIC), LLC (as successor in interest of Chase Manhattan Capital, LLC)

     13-3986302
     ..........................................................................

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)................................................................

     (b)................................................................
-------------------------------------------------------------------------------

3.   SEC Use Only..............................................................
-------------------------------------------------------------------------------
4.   Citizenship or Place or Organization     Delaware
                                              .................................
-------------------------------------------------------------------------------
Number of Shares    5. Sole Voting Power      2,738,979
Beneficially                                  .................................
Owned by Each       -----------------------------------------------------------
Reporting Person    6. Shared Voting Power
With:                                         .................................
                    -----------------------------------------------------------
                    7. Sole Dispositive Power 2,738,979
                                              .................................
                    -----------------------------------------------------------
                    8. Shared Dispositive Power
                                              .................................
                    -----------------------------------------------------------
-------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person 2,738,979
                                                                  .............

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                       .................................

11.  Percent of Class Represented by Amount in Row (9) 6.3%
                                                       ........................
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

CO
 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

 ...............................................................................

-------------------------------------------------------------------------------

                               Page 2 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: DDi Corp.                                          CUSIP NO.: 233162106
                                                           -------




ITEM 1.
        (a)      NAME OF ISSUER:
                 -----------------------

                 DDi Corp.

        (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 --------------------------------------------------------

                 1220 Simon Circle
                 Anaheim, CA  92806

ITEM 2.

        (a)      NAME OF PERSON FILING:
                 ------------------------------

                 J.P. Morgan Partners (23A SBIC), LLC (as successor in interest of Chase Manhattan Capital, LLC)

                 Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

        (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 ------------------------------------------------------------

                 1221 Avenue of the Americas
                 New York, New York  10020

        (c)      CITIZENSHIP:
                 --------------------

                 Delaware

        (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                 -------------------------------------------------

                 Common Stock

        (e)      CUSIP NUMBER:
                 -------------
                 233162106


ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR
                 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING
                 IS A:

                 Not applicable.

ITEM 4.          OWNERSHIP

        (a)      AMOUNT BENEFICIALLY OWNED:
                 ----------------------------------
                 2,738,979

        (b)      PERCENT OF CLASS:
                 -------------------------

                 6.3% (as of December 31, 2000)

        (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                 ---------------------------------------------

                               Page 3 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: DDi Corp.                                          CUSIP NO.: 233162106
                                                           -------

                    (i) 2,738,979
                    (ii) Not applicable.
                    (iii) 2,738,979
                    (iv) Not applicable.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10.         CERTIFICATION

                 Not applicable

                               Page 4 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: DDi Corp.                                          CUSIP NO.: 233162106
                                                           -------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001

                              J.P. MORGAN PARTNERS (23A SBIC), LLC

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.

                              By: /s/ Jeffrey C. Walker
                              -------------------------------------------------
                                 Name:    Jeffrey C. Walker
                                 Title:   President




                               Page 5 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106
                                                            ----------

                                  EXHIBIT 2(a)

                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (as successor in interest of Chase Manhattan Capital, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A
SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106


                                                                      SCHEDULE A
                                                                      ----------

                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.
                  ---------------------------------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------





President                     Jeffrey C. Walker*
Executive Vice President      Mitchell J. Blutt, M.D. *
Executive Vice President      Arnold L. Chavkin*
Executive Vice President      John M.B. O'Connor*
Managing Director             John R. Baron*
Managing Director             Christopher C. Behrens*
Managing Director             David S. Britts*
Managing Director             Rodney A. Ferguson*
Managing Director             David Gilbert*
Managing Director             Evan Graf*
Managing Director             Eric A. Green*
Managing Director             Michael R. Hannon*
Managing Director             Donald J. Hofmann, Jr. *
Managing Director             W. Brett Ingersoll*
Managing Director             Alfredo Irigoin*
Managing Director             Andrew Kahn*
Managing Director             Jonathan R. Lynch*
Managing Director             Jonathan Meggs*
Managing Director             Thomas G. Mendell*
Managing Director             Stephen P. Murray*
Managing Director             Joao Neiva de Figueiredo, Ph.D. *
Managing Director             Timothy Purcell*
Managing Director             Thomas Quinn*
Managing Director             Peter Reilly*
Managing Director             Robert R. Ruggiero, Jr. *
Managing Director             Susan L. Segal*
Managing Director             Kelly Shackelford*
Managing Director             Shahan D. Soghikian*
Managing Director             Georg Stratenwerth*
Managing Director             Lindsay Stuart*
Managing Director             Patrick J. Sullivan*
Managing Director             Charles R. Walker*
Managing Director             Timothy J. Walsh*
Managing Director             Richard D. Waters, Jr. *
Managing Director             Damion E. Wicker, M.D. *
Managing Director             Eric R. Wilkinson*
Senior Vice President         Marcia Bateson*
Vice President and Treasurer  Elisa R. Stein*
Secretary                     Anthony J. Horan**
Assistant Secretary           Robert C. Caroll**
Assistant Secretary           Denise G. Connors**

---------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York New York 10017.

                               Page 9 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106






                                  Directors(1)

                               Jeffrey C. Walker*














---------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York New York 10017.


                               Page 8 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106
                                                            ---------


                                                                      SCHEDULE B
                                                                      ----------
                            THE CHASE MANHATTAN BANK
                            ------------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------



Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr. *
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**

                                  DIRECTORS(1)

 NAME                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                                     BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer                         Chairman of the Board
                                          Chief Executive Officer
                                          Deere & Company
                                          One John Deere Place
                                          Moline, IL 61265
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                          The Hearst Corporation
                                          959 Eighth Avenue
                                          New York, New York 10019
-------------------------------------------------------------------------------
 M. Anthony Burns                         Chairman of the Board and
                                          Chief Executive Officer
                                          Ryder System, Inc.
                                          3600 N.W. 82nd Avenue
                                          Miami, Florida  33166
-------------------------------------------------------------------------------
 H. Laurence Fuller                       Co-Chairman
                                          BP Amoco p.l.c.
                                          1111 Warrenville Road, Suite 25
                                          Chicago, Illinois 60563
-------------------------------------------------------------------------------


-----------------

(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 7 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106
                                                            ---------




 NAME                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                                 BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
William H. Gray, III                  President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia 22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.              President and Chief Executive Officer
                                      The Chase Manhattan Corporation
                                      270 Park Avenue, 8th Floor
                                      New York, New York 10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan                     Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue - Room 29-72
                                      New York, New York 10022
-------------------------------------------------------------------------------
John R. Stafford                      Chairman, President and
                                      Chief Executive Officer
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey 07940
-------------------------------------------------------------------------------
Douglas A. Warner III                 Chairman of the Board
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York  10017
-------------------------------------------------------------------------------
Marina v.N. Whitman                   Professor of Business Administration and
                                       Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------




                               Page 10 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106
                                                            -------

                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

 Chairman of the Board                       Douglas A. Warner, III*
 President and Chief Executive Officer       William B. Harrison Jr. *
 Vice Chairman                               Geoffrey T. Boisi*
 Vice Chairman                               David A. Coulter*
 Managing Director                           Ramon de Oliveira*
 Director of Human Resources                 John J. Farrell*
 Vice Chairman                               Walter A. Gubert*
 Managing Director                           Thomas B. Ketchum*
 Director of Corporate Marketing and
  Communications                             Frederick W. Hill*
 Vice Chairman                               Donald H. Layton*
 Vice Chairman                               James B. Lee Jr. *
 General Counsel                             William H. McDavid*
 Vice Chairman                               Marc J. Shapiro*
 Managing Partner                            Jeffrey C. Walker**




                                  DIRECTORS(1)

 NAME                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                                 BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
Hans W. Becherer                      Chairman of the Board
                                      Chief Executive Officer
                                      Deere & Company
                                      One John Deere Place
                                      Moline, IL 61265
-------------------------------------------------------------------------------
Riley P. Bechtel                      Chairman and Chief Executive Officer
                                      Bechtel Group, Inc.
                                      P.O. Box 193965
                                      San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                      The Hearst Corporation
                                      959 Eighth Avenue
                                      New York, New York 10019
-------------------------------------------------------------------------------
Lawrence A. Bossidy                   Chairman of the Board
                                      Honeywell International
                                      P.O. Box 3000
                                      Morristown, NJ 07962-2245
-------------------------------------------------------------------------------

-----------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 11 of 12 Pages

                                  SCHEDULE 13G
                                  ------------


ISSUER: DDi Corp.                                           CUSIP NO.:233162106
                                                            ---------


 NAME                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                                 BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
M. Anthony Burns                      Chairman of the Board and
                                      Chief Executive Officer
                                      Ryder System, Inc.
                                      3600 N.W. 82nd Avenue
                                      Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller                    Co-Chairman
                                      BP Amoco p.l.c.
                                      1111 Warrenville Road, Suite 25
                                      Chicago, Illinois 60563
-------------------------------------------------------------------------------
Ellen V. Furter                       President
                                      American Museum of Natural History
                                      Central Park West at 79th Street
                                      New York, NY 10024
-------------------------------------------------------------------------------
William H. Gray, III                  President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia 22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.              President and Chief Executive Officer
                                      The Chase Manhattan Corporation
                                      270 Park Avenue, 8th Floor
                                      New York, New York 10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                      Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue - Room 29-72
                                      New York, New York 10022
-------------------------------------------------------------------------------
Lee R. Raymond                        Chairman of the Board and Chief Executive
                                        Officer
                                      Exxon Mobil Corporation
                                      5959 Las Colinas Boulevard
                                      Irving, TX 75039-2298
-------------------------------------------------------------------------------
John R. Stafford                      Chairman, President and Chief Executive
                                        Officer
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey 07940
-------------------------------------------------------------------------------
Lloyd D. Ward                         Former Chairman of Board and Chief
                                        Executive Officer
                                      of Maytag
                                      13338 Lakeshore Drive
                                      Clive, Iowa  50325
-------------------------------------------------------------------------------
Douglas A. Warner III                 Chairman of the Board
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York  10017
-------------------------------------------------------------------------------
Marina v.N. Whitman                   Professor of Business Administration and
                                        Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                               Page 12 of 12 Pages